UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

Commission File Number: 001-38764

APTORUM GROUP LIMITED

Unit 232, 2/F, Building 12W

Phase Three, Hong Kong Science Park, Pak Shek Kok, N.T.,

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On July 17, 2020, Aptorum Group Limited (the “Company”) announced that the French Autorité des Marchés Financiers (the “AMF”) granted visa number 20-352 du 16/07/2020 on the prospectus relating to the admission of the Company’s Class A Ordinary Shares (the “Shares”) to listing and trading on the Professional Compartment of the regulated market of Euronext Paris (“Euronext Paris”).

The Shares are scheduled to begin trading on Euronext Paris on or about July 24, 2020 under the symbol “APM” and will be denominated in Euros on Euronext Paris. This listing will not alter the Company’s share count, capital structure, or current listing on the NASDAQ Global Market, where it also trades (in US dollars) under the symbol “APM.”

On July 17, 2020, the Company issued a press release (the “Press Release”) announcing the granting of the AMF visa and the Euronext Paris listing. A copy of the Press Release is attached hereto as Exhibit 99.1. A copy of the Company prospectus dated July 16, 2020, published by the AMF in connection with the Euronext Paris listing (the “Euronext Paris Prospectus”) is attached hereto as Exhibit 99.2.

Neither this report nor exhibits attached constitute an offer to sell, or the solicitation of an offer to buy our securities, nor shall there be any sale of our securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

The information in this Form 6-K, including the exhibits shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

This Form 6-K is hereby incorporated by reference into the registration statements of the Company on Form S-8 (Registration Number 333-232591) and Form F-3 (Registration Number 333-235819) and into each prospectus outstanding under the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release
99.2	Euronext Paris Prospectus

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aptorum Group Limited

Date: July 17, 2020	By:	/s/ Sabrina Khan
Name: Sabrina Khan
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release
99.2	Euronext Paris Prospectus

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